UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934 (Amendment No. 2)
SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
806693107
(CUSIP Number)
Copies to:
Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 21, 2012 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693107
1.	Name of Reporting Person: TPG Group Holdings (SBS) Advisors, Inc.
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (1)
14.	Type of Reporting Person CO

(1)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: David Bonderman
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (2)
14.	Type of Reporting Person IN

(2)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Commission on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: James G. Coulter
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (3)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (3)
14.	Type of Reporting Person IN

(3)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Commission on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on October 18, 2010 (as amended and supplemented by Amendment No. 1 filed on November 16, 2012, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Tarrant Capital Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Class A Common Stock and Class B Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.     Purpose of Transaction

This Amendment amends and restates the penultimate paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

Based on an offer to purchase for cash (the “Offer to Purchase”) filed on Schedule TO by Reckitt Benckiser Group plc (“Reckitt”), Reckitt Benckiser LLC, a wholly owned subsidiary of Reckitt (“Reckitt LLC”), and Ascot Acquisition Corp., a wholly owned subsidiary of Reckitt LLC (“Ascot” and together with Reckitt and Reckitt LLC, the “Offerors”), filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2012 and amended and supplemented on November 21, 2012, the Offerors offered to acquire all of the Issuer’s issued and outstanding shares of Class A Common Stock and Class B Common Stock, at a price of $42.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).

On November 21, 2012, the Reporting Persons were informed by the Issuer that the Issuer terminated the Merger Agreement pursuant to Section 7.1(e) of the Merger Agreement.  As a result of the valid termination of the Merger Agreement pursuant to Article 7 thereof, the Support Agreement automatically terminated pursuant to its terms.

Reckitt Support Agreement

On November 21, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Reckitt Merger Agreement”), by and among the Issuer and the Offerors, pursuant to which, following the successful completion of the Offer, upon the terms and conditions set forth in the Reckitt Merger Agreement, the parties thereto intend that Ascot will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Reckitt Merger”).

Concurrently with the execution and delivery of the Reckitt Merger Agreement, and as a condition and inducement to Reckitt LLC and Ascot’s willingness to enter into the Reckitt Merger Agreement, on November 21, 2012, Reckitt LLC and Ascot entered into a Support Agreement (the “Reckitt Support Agreement”) with TPG STAR SNI.

Pursuant to the Reckitt Support Agreement, TPG STAR SNI agreed, among other things (unless the Expiration Date (as defined in the Reckitt Merger Agreement) has occurred), (i) to validly tender (and not withdraw) the Shares subject to the Reckitt Support Agreement pursuant to and in accordance with the terms of the Offer; (ii) to (a) deliver to the depositary designated in the Offer, a letter of transmittal with respect to the Shares subject to the Reckitt Support Agreement complying with the terms of the Offer, certificates representing such Shares, if applicable, and all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (b) instruct its broker or such other person who is the holder of record of any Shares subject to the Reckitt Support Agreement to tender such Shares in the Offer pursuant to the terms and conditions of the Offer; and (iii) not to tender the Shares subject to the Reckitt Support Agreement into any exchange or tender offer commenced by a person other than Reckitt LLC, Ascot or any other subsidiary of Reckitt LLC; provided that if the Expiration Date occurs due to a termination of the Reckitt Merger Agreement pursuant to Article 8 thereof after TPG STAR SNI has tendered any Shares in the Offer, TPG STAR SNI may withdraw any such Shares pursuant to and in accordance with the terms and conditions of the Offer.

TPG STAR SNI further agreed not to (i) other than pursuant to the Offer, sell or otherwise dispose of the Shares subject to the Reckitt Support Agreement, (ii) take any action or omit to take any action that would prohibit, prevent or preclude TPG STAR SNI from performing its obligations under the Reckitt Support Agreement or that would make any representation or warranty contained in the Reckitt Support Agreement untrue in any respect, (iii) take any action that would materially delay or adversely affect TPG STAR SNI’s ability to perform its obligations under the Reckitt Support Agreement, (iv) enter into any voting arrangement, whether by proxy, consent, voting agreement, voting trust or otherwise, with respect to the Shares subject to the Reckitt Support Agreement, (v) solicit, and to cause their respective representatives not to solicit, any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (vi) enter into, participate in, maintain or continue any discussions or negotiations relating to any Acquisition Proposal, (vii) furnish any non-public information that would reasonably be expected to be used in formulating any Acquisition Proposal, (viii) solicit, and to cause their respective representatives not to solicit, proxies or become a participant in a solicitation in opposition to or competition with the consummation of the Offer or the Reckitt Merger, (ix) directly or indirectly encourage, initiate or cooperate in a stockholder’s vote or action by consent by the Issuer’s stockholders in opposition to or in competition with the consummation of the Offer or the Reckitt Merger, (x) become a member of a “group” (as such term is used in Rule 13d-5 under the Act) with respect to any voting securities of the Issuer for the purpose of opposing or competing with the consummation of the Offer or the Reckitt Merger and (xi) make any press release, public announcement or other non-confidential communication with respect to the business or affairs of the Issuer or Reckitt LLC, including the Reckitt Support Agreement, Offer, the Reckitt Merger Agreement and the transactions contemplated thereby without the prior written consent of Reckitt LLC.  TPG STAR SNI also agreed to revoke any and all previous voting arrangements with respect to the Shares subject to the Reckitt Support Agreement.

TPG STAR SNI also agreed (i) to waive and not to exercise any appraisal or dissenters’ rights with respect to the Shares, (ii) not to commence or participate in any class actions brought against the Issuer relating to the negotiation, execution or delivery of the Reckitt Merger Agreement, the Reckitt Support Agreement or the consummation of the Offer or the Reckitt Merger, including claims alleging breach of fiduciary duty by the Board, and (iii) not to challenge the validity or to seek to enjoin the operation of any provision of the Reckitt Support Agreement.

TPG STAR SNI further agreed that, during the term of the Reckitt Support Agreement, TPG STAR SNI will not amend, modify, alter, change or otherwise revise the terms and conditions of the Stockholders Agreement.  The Reckitt Support Agreement will automatically terminate upon the earlier of (a) the mutual written consent of the Offerors and TPG STAR SNI and (b) the termination of the Merger Agreement.

Concurrently with TPG STAR SNI’s entry into the Reckitt Support Agreement, WHF entered into a substantially similar support agreement.

The foregoing description of the Stockholders Agreement, the Support Agreement and the Reckitt Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is attached as Exhibit 3 to this Schedule 13D, the Support Agreement, which is attached as Exhibit 4 to this Schedule 13D, and the Reckitt Support Agreement, which is attached as Exhibit 5 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The disclosure set forth under Item 4 relating to the Stockholders Agreement, the Support Agreement and the Reckitt Support Agreement is hereby incorporated by reference into this Item 6.

Item 7.     Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Stock Purchase Agreement, dated as of October 14, 2010, by and between Weider Health and Fitness and TPG STAR SNI, L.P. (previously filed with the Commission as Exhibit 2 to the Original Schedule 13D).

3.
Stockholders Agreement, dated as of October 14, 2010, by and among Weider Health and Fitness, TPG STAR SNI, L.P., and any other parties who become a party thereto (previously filed with the Commission as Exhibit 1 to the Original Schedule 13D).

4.
Support Agreement, dated as of October 29, 2012, by and among TPG STAR SNI, L.P., Bayer HealthCare LLC and Willow Road Company (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.
Support Agreement, dated as of November 21, 2012, by and among TPG STAR SNI, L.P., Reckitt Benckiser LLC and Ascot Acquisition Corp. (incorporated by reference to Exhibit (d)(2)(iv) to Amendment No. 1 to Schedule TO filed by Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group PLC on November 21, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 27, 2012

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.
/s/ Ronald Cami
Name: Ronald Cami Title: Vice President
DAVID BONDERMAN
/s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)
JAMES G. COULTER
/s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Stock Purchase Agreement, dated as of October 14, 2010, by and between Weider Health and Fitness and TPG STAR SNI, L.P. (previously filed with the Commission as Exhibit 2 to the Original Schedule 13D).

3.
Stockholders Agreement, dated as of October 14, 2010, by and among Weider Health and Fitness, TPG STAR SNI, L.P., and any other parties who become a party thereto (previously filed with the Commission as Exhibit 1 to the Original Schedule 13D).

4.
Support Agreement, dated as of October 29, 2012, by and among TPG STAR SNI, L.P., Bayer HealthCare LLC and Willow Road Company (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.
Support Agreement, dated as of November 21, 2012, by and among TPG STAR SNI, L.P., Reckitt Benckiser LLC and Ascot Acquisition Corp. (incorporated by reference to Exhibit (d)(2)(iv) to Amendment No. 1 to Schedule TO filed by Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group PLC on November 21, 2012).